SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

Fairmont Hotels & Resorts Inc.

(Translation of Registrant’s Name Into English)

Canadian Pacific Tower, Ste 1600, 100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ ]	Form 40-F [X]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13960.

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Exhibits Index appears on Page 3

SIGNATURES
Exhibits Index
Press Release dated January 30, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)

Date: January 30, 2003	By:	/s/ Terence P. Badour

		Name:	Terence P. Badour
		Title:	Sr. Vice President, General Counsel and Secretary

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Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit No.	Description of Exhibits

99.1	Fairmont Hotels & Resorts Inc. Reports Fourth Quarter And Year-End 2002 Results
– 2002 EBITDA Improved 22% to $198 Million
– Announces Acquisition of Remaining 50% Interest in The Fairmont Copley Plaza Boston
– Secures Second Management Contract in United Arab Emirates
– 2003 EBITDA Guidance of $215 - $225 Million

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